October 3, 2014

Ms. Jennifer Monick

Senior Staff Accountant
United States Securities and Exchange Commission

Division of Corporation Finance

100F Street, N.E.

Washington, DC 20549

Re:                             Comment Letter Dated September 19, 2014

Penn National Gaming, Inc.

Form 10-K for the year ended December 31, 2013

Filed on February 27, 2014

File No. 000-24206

Dear Ms. Monick:

We have received and reviewed the referenced comment letter.  We appreciate your efforts to assist our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

Our responses to the Staff’s comments are contained below and keyed to the numbered comments in the comment letter.

In the following responses, except where indicated otherwise, the terms “we”, “our”, “Company” and “Penn” shall mean Penn National Gaming, Inc. and its consolidated subsidiaries.

Responses to Comments

Form 10-K for the Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Liquidity and Capital Resources, page 68

Capital Expenditures, page 69

Comment No 1:

Please tell us if you capitalized personnel costs to property and equipment.  To the extent material, please separately quantify and disclose personnel costs capitalized to property and equipment for all periods presented and discuss fluctuations in capitalized personnel costs for all periods presented within your MD&A.

Response:

We capitalize personnel costs for certain individuals whose time is spent directly on capital projects during the construction phase.  These costs have not been material in prior periods as they represented $0.6 million in 2013, $0.9 million in 2012 and $0.8 million in 2011 and as such were not disclosed in our financial statements or MD&A.

Financial Statements

Notes to Consolidated Financial Statements, page 83

4.  Summary of Significant Accounting Policies, page 85

Comment No 2:

In future filings, please disclose your accounting policy for your investments in variable interest entities.  Please provide us an example of your proposed disclosure.

Response:

In future filings we will disclose our accounting policy for our investments in variable interest entities.  We have included below our proposed disclosure that will be incorporated into our next Form 10-K filing.

Principles of Consolidation

The consolidated financial statements include the accounts of Penn and its subsidiaries. Investments in unconsolidated affiliates that do not meet the consolidation criteria of the authoritative accounting guidance for voting interest, controlling interest or variable interest entities, are accounted for under the equity method.  All significant intercompany accounts and transactions have been eliminated in consolidation.

Variable Interest Entities (“VIE”)

In accordance with the authoritative guidance of Accounting Standards Codification (“ASC”) 810 “Consolidation”, we consolidate a variable interest entity (“VIE”) if we are the primary beneficiary, defined as the party that has both the power to direct the activities that most significantly impact the VIE’s economic performance and the obligation to absorb losses of or the right to receive benefits from the VIE that could potentially be significant to the VIE.  A variable interest is a contractual, ownership or other interest that changes with changes in the fair value of the VIE’s net assets exclusive of variable interests. To determine whether a variable interest we hold could potentially be significant to the VIE, we consider both qualitative and quantitative factors regarding the nature, size and form of our involvement with the VIE. We assess whether we are the primary beneficiary of a VIE or the holder of a significant variable interest in a VIE on an on-going basis for each such interest.

6.  Acquisitions and Other Recent Business Ventures, page 97

Jamul Indian Village, page 97

Comment No 3:

Please tell us how you are accounting for the arrangement with the Jamul Tribe.  Your response should address, but not necessarily be limited to, whether or not this arrangement is conducted through a separate legal entity.  To the extent it is conducted through a separate legal entity, please tell us whether or not you consolidate this entity and how you made that determination.  Please reference the authoritative accounting literature management relied upon.

Response:

On April 5, 2013, the Company announced that, subject to final National Indian Gaming Commission approval, it and the Jamul Indian Village of California (“the Tribe”) have entered into definitive agreements to jointly develop a Hollywood Casino branded casino on the Tribe’s trust land in San Diego County, California. The definitive agreements were entered into to: (i) secure the development, management, and branding services of the Company to assist the Jamul Tribe during the pre-development phase of the project; (ii) set forth the terms and conditions under which the Company will provide loans to the Jamul Tribe to fund certain development costs; and (iii) create an exclusive arrangement between the parties.

The Tribe is a federally recognized Indian Tribe holding a government-to-government relationship with the United States through the U.S. Department of the Interior’s Bureau of Indian Affairs and possessing certain inherent powers of self-government.  The Tribe is the beneficial owner of approximately six (6) acres of reservation land located within the exterior boundaries of the State of California held by the United States in trust for the Tribe (the “Property”).  The Tribe exercises jurisdiction over the Property pursuant to its powers of self-government and consistent with the resolutions and ordinances of the Tribe.  The arrangement between the Tribe and the Company provides the Tribe with the expertise, knowledge and capacity of a proven developer and operator of gaming facilities and provides the Company with the exclusive right to administer and oversee planning, designing, development, construction management, and coordination during the development and construction of the project as well as the management of a gaming facility on the Property.

The Company is accounting for the development agreement and related loan commitment letter with the Tribe as a loan (note receivable) with accrued interest in accordance with ASC 310 “Receivables”.  The loan represents advances made by the Company to the Tribe for the development and construction of a gaming facility for the Tribe on reservation land.  As such, the Tribe will own the casino and its related assets and liabilities.  San Diego Ventures, LLC (a wholly owned subsidiary of the Company) is a separate legal entity established to account for the loan and, upon completion of the project and subsequent commencement of gaming operations on the Property, will be the Penn entity which receives management and licensing fees from the Tribe.

The Company considered whether the arrangement with the Tribe represents a variable interest that should be accounted for pursuant to the Variable Interest Entities (“VIE”) Subsections of ASC 810.  We noted that the scope and scope exceptions of ASC 810-10-15-12(e) states that a reporting entity shall not consolidate a government organization or financing entity established by a government organization (other than certain financing entities established to circumvent the provisions of the VIE Subsections of ASC 810).

Based on the status of the Tribe as a government organization, we believe our arrangement with the Tribe is not within the scope defined by ASC 810.

Comment No 4:

Please tell us and disclose in future filings how much of the Jamul Tribe $360 million development project that you are obligated to fund and/or the amount you are anticipating to fund.

Response:

We will disclose in future filings that we have a conditional loan commitment to the Jamul Tribe (that can be terminated under certain circumstances) for $400 million and that we anticipate that we will fund approximately $360 million related to this development.

In providing our response to your comments, we acknowledge that:

•                  we are responsible for the adequacy and accuracy of the disclosure in our filings;

•                  staff comments or changes in disclosure in response comments do not foreclose the Commission from taking action with respect to our filings; and

•                  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at 610-401-2049 or our Corporate Controller, Andrew Ranalli at 610-401-2904 if you have any questions or comments regarding the foregoing.

Sincerely,

Penn National Gaming, Inc.

By:	/s/ Saul V. Reibstein

Saul V. Reibstein

Executive Vice President, Finance and Chief Financial Officer